ADELPHI STOCK BROKERS INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS	
Cash	$ 4,371,813
Security deposit	15,150
Total assets	$ 4,386,963
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 29,211
Total liabilities	29,211
Commitments and Contingencies	-
Stockholders' equity:	
Common stock, $0.10 par value; 2,500 shares authorized, 2,200 issued and outstanding	250
Additional paid in capital	5,319,750
Accumulated deficit	(962,248)
Total stockholders' equity	4,357,752
Total liabilities and stockholders' equity	$ 4,386,963